SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IMCLONE SYSTEMS INCORPORATED
(Name of Subject Company (Issuer))

ALASKA ACQUISITION CORPORATION
ELI LILLY AND COMPANY
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share, and
Associated Preferred Stock Purchase Rights	45245W109
(Titles of classes of securities)	(CUSIP number of class of securities)
Robert A. Armitage, Esq.
Senior Vice President and General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
(317) 276-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
M. Adel Aslani-Far, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Tel: (212) 906-1770

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,620,562,970	$260,189

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 94,579,471 shares of common stock, par value $0.001 per share, of ImClone, and the associated preferred stock purchase rights, at a purchase price of $70.00 per share. Such number of shares consists of (i) 88,612,596 shares of common stock issued and outstanding as of September 30, 2008, and (ii) 5,966,875 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and restricted stock units with respect to ImClone shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $260,189	Filing Parties: Eli Lilly and Company and Alaska Acquisition Corporation

Form or Registration No. SC-TO-T	Date Filed: October 14, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), originally filed with the Securities and Exchange Commission on October 14, 2008, by Alaska Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (collectively, the “Shares”), of ImClone Systems Incorporated, a Delaware corporation (“ImClone”), at a purchase price of $70.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 14, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.
Amendments to the Offer to Purchase
The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
(1) The Summary Term Sheet of the Offer to Purchase is hereby amended by deleting the paragraph under the heading “Do you have the financial resources to make payment?” on page 5 of the Offer to Purchase and replacing it with the following:
“Yes. We will receive funds from Lilly to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the Offer. Lilly expects to fund the Offer and the Merger out of cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program. Additionally, Lilly has unused committed bank credit facilities and has obtained financing commitments from UBS Loan Finance LLC, Deutsche Bank AG Cayman Islands Branch, Citigroup Global Markets Inc., Bank of America, N.A. and Credit Suisse to be drawn, if necessary, as alternative sources of financing. The Offer is not subject to any financing condition. See Section 10 — “Source and Amount of Funds.””
(2) Section 8 (“Certain Information Concerning Lilly and the Purchaser”) of the Offer to Purchase is hereby amended by adding the following paragraph after the second full paragraph on page 27 of the Offer to Purchase (located within the sub-section captioned “Lilly and the Purchaser”):
“Mr. J. Michael Cook has advised Lilly that, as of September 30, 2008, he indirectly held 300 Shares, representing less than 1% of the total outstanding Shares, through a brokerage account in which Mr. Cook generally does not have the ability to direct investments and investment decisions are instead made by an investment professional. On October 30, 2008, 200 of the Shares held in the brokerage account were sold at a price of approximately $68.56 per Share, and on October 31, 2008, the remaining 100 Shares held in the brokerage account were sold at a price of approximately $68.73 per Share, in each case, by the investment professional managing the brokerage account, without Mr. Cook’s knowledge or direction.”
(3) Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended by deleting the paragraph under Section 10 of the Offer to Purchase on page 28 and replacing it with the following:
“Completion of the Offer is not conditioned upon obtaining financing. Lilly and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $6.5 billion plus any related transaction fees and expenses. The Purchaser will acquire these funds from Lilly. Lilly intends to obtain the funds to be provided to the Purchaser out of cash and cash equivalents on hand and short term borrowings through issuances of commercial paper. As of September 30, 2008, Lilly had approximately $4.4 billion in cash and cash equivalents on hand, approximately $1.8 billion in short-term investments and approximately $1.2 billion in longer-term investments. Lilly expects to issue commercial paper to qualified institutional buyers only, from on or about November 10, 2008 and continuing on a daily basis through the expiration of the Offer. Lilly expects such commercial paper to be issued at a discount to principal amount resulting in an effective yield determined by the market for commercial paper at the time of each such issuance, the maturities of such commercial paper and Lilly’s commercial paper rating. Lilly currently anticipates the maturities of such commercial paper to be between 30 and 90 days. Lilly’s commercial paper is rated A-1 by Standard and Poor’s and P-1 by Moody’s Investors Service. A copy of the commercial paper master note pursuant to which Lilly’s commercial paper is anticipated to be issued is attached as Exhibit (b)(1) to the Schedule TO, which is incorporated herein by reference, and the foregoing summary of Lilly’s commercial paper is qualified by reference to such commercial paper master note.
Additionally, Lilly has approximately $1.2 billion of unused committed bank credit facilities and has obtained commitments from UBS Loan Finance LLC, Deutsche Bank AG Cayman Islands Branch, Citigroup Global Markets Inc., Bank of America, N.A. and Credit Suisse to provide a short term revolving credit facility in the amount of $4.0 billion as alternative sources of financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and Lilly is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.”
(4) Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended by adding the following paragraph after the last paragraph under the sub-section captioned “New Jersey Industrial Site Recovery Act” on page 54 of the Offer to Purchase:
“On November 7, 2008, Lilly and ImClone submitted an application for an ISRA remediation agreement to the NJDEP. Upon acceptance of the application and execution of the ISRA remediation agreement, any remaining obligations under ISRA may be performed after the Offer closes.”
(5) Section 17 (“Legal Proceedings”) of the Offer to Purchase is hereby amended by deleting the last two sentences of the paragraph under Section 17 on page 54 of the Offer to Purchase and replacing them with the following:
“The Court held a hearing on the order to show cause on October 30, 2008. Following the hearing, the Court denied the plaintiffs’ request for expedited discovery. Lilly and the Purchaser believe that the complaint is without merit and intend to continue to vigorously defend the action.”
Item 11. Additional Information
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
“On November 12, 2008, Lilly issued a communication (the “Second Communication”) to its employees relating to the Offer, which is filed as Exhibit (a)(1)(I) hereto and incorporated herein by reference. The Second Communication contains forward-looking statements that are based on Lilly management’s current expectations, but actual results may differ materially due to various factors. Lilly cannot guarantee that the transaction described in the Second Communication will close or that Lilly will realize anticipated operational efficiencies following any such transaction with ImClone. The current credit market may increase the cost of financing the transaction. There are significant risks and uncertainties in pharmaceutical research and development and there can be no guarantees with respect to Lilly’s or ImClone’s pipeline products that the products will receive the necessary clinical and manufacturing regulatory approvals or that they will prove to be commercially successful. Lilly’s or ImClone’s results may also be affected by such factors as competitive developments affecting current products; rate of sales growth of recently launched products; the timing of anticipated regulatory approvals and launches of new products; regulatory actions regarding currently marketed products; other regulatory developments and government investigations; patent disputes and other litigation involving current and future products; the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals; changes in tax law; asset impairments and restructuring charges; acquisitions and business development transactions; and the impact of exchange rates. For additional information about the factors that affect Lilly’s and ImClone’s respective businesses, please see Lilly’s latest Form 10-K filed February 2008 and Form 10-Q filed November 2008, and please see ImClone’s latest Form 10-K filed February 2008 and Form 10-Q filed November 2008, respectively. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in such filings are not applicable to any forward-looking statements made in connection with the Offer.”

Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:
“(a)(1)(I)	Communication to Lilly Employees, dated November 12, 2008.

(b)(1)	Commercial Paper Master Note of Eli Lilly and Company, dated August 16, 1994.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALASKA ACQUISITION CORPORATION
By:	/s/ Gino Santini
	Name:	Gino Santini
	Title:	President

ELI LILLY AND COMPANY
By:	/s/ Gino Santini
	Name:	Gino Santini
	Title:	Senior Vice President, Corporate Strategy and Business Development

Date: November 13, 2008

INDEX TO EXHIBITS

(a)(1)(I)	Communication to Lilly Employees, dated as of November 12, 2008.
(b)(1)	Commercial Paper Master Note of Eli Lilly and Company, dated August 16, 1994.